

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Form of letter sent to shareholders on September 5, 2003 confirming extension of Toll's Offer period and increasing the price paid per ordinary share; and

(2) Report of Ernst & Young sent to shareholders on September 5, 2003.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Press release filed with the New Zealand Stock Exchange on September 5, 2003.

Part III – Consent to Service of Process

Filed with original Form C-B.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: ______________________
Name: Paul Little
Title: Director

By: ______________________
Name: Bernard McInerney
Title Secretary

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:

By: :______________________
Name: Paul Little
Title: Director

Attachment 1



Level 8/380 St Kilda Road
Melbourne VIC 3004
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

Attachment 1

5 September 2003

[Address]

Dear Tranz Rail Shareholders and Optionholders

Notice of Variation of Takeover Offer for Tranz Rail Holdings Limited ("Tranz Rail") pursuant to Rules 27 (a) and 27(d) of the Takeovers Code

We refer to our offer dated 26 July 2003 to acquire up to 100% of the shares and options of Tranz Rail ("the Offer").

Toll Group (NZ) Limited wish to advise that the Offer is being varied by extending the date by which acceptances of the Offer must be received to 6.00pm on 10 October 2003 and by increasing the price paid per ordinary share to $1.10. The price paid for the redeemable restricted shares and the share options is also being increased as follows:

(a) for redeemable restricted shares to the price set out below:

Number of Redeemable Restricted Shares	Issue date	Issue price	Maturity	Amount paid up	Price
1,016,772	06-Dec-00	$3.40	06-Dec-10	$0.05	$0.13
1,300,000	06-Dec-00	$3.40	06-Dec-10	$0.05	$0.13
1,300,000	06-Dec-00	$5.50	06-Dec-10	$0.05	$0.06
1,300,000	06-Dec-00	$7.50	06-Dec-10	$0.05	$0.04
600,000	06-Dec-00	$5.50	06-Dec-10	$0.05	$0.06
600,000	06-Dec-00	$7.50	06-Dec-10	$0.05	$0.04
50,000	06-Dec-00	$3.72	06-Dec-10	$0.05	$0.12
50,000	06-Dec-00	$6.00	06-Dec-10	$0.05	$0.05
180,000	06-Dec-00	$3.21	06-Dec-10	$0.05	$0.14
373,386	28-Jun-02	$3.13	28-Jun-12	$0.00	$0.19
400,000	28-Jun-02	$3.13	28-Jun-12	$0.00	$0.19
400,000	28-Jun-02	$5.50	28-Jun-12	$0.00	$0.10

(b) for share options to the price set out below:

Number of Share Options	Exercise price	Expiry date	Price
70,000	$5.97	07-May-06	$0.001
70,000	$6.90	07-May-06	$0.001
70,000	$7.95	07-May-06	$0.001
70,000	$9.19	07-May-06	$0.001
70,000	$10.61	07-May-06	$0.001
100,000	$7.96	20-Feb-07	$0.001
633,055	$5.78	19-Feb-08	$0.01
620,875	$3.50	23-Dec-09	$0.10
5,000	$3.17	02-Mar-10	$0.12
790,000	$2.45	08-May-10	$0.18
400,000	$7.28	28-Jun-12	$0.07

Other than the extension of the offer period and the increase of the price payable as noted above all other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid and the increased price will be payable in respect of those acceptances.

Enclosed with this letter is a copy of a report prepared by Ernst & Young Corporate Finance Limited certifying that, in their opinion, the consideration and terms offered for the redeemable restricted shares and the Options (being non-voting securities) are fair and reasonable in comparison with the consideration and terms offered for the voting securities and as between classes of non-voting securities.

Yours faithfully
TOLL GROUP (NZ) LIMITED
Per:

Bernard McInerney
Company Secretary

Attachment 2

Attachment 2

ERNST & YOUNG

INDEPENDENT ADVISOR'S REPORT

IN RELATION TO THE FULL

TAKEOVER OFFER FOR

SECURITIES IN

TRANZ RAIL HOLDINGS LIMITED

BY TOLL GROUP (N Z) LIMITED

5 SEPTEMBER 2003

ERNST & YOUNG CORPORATE FINANCE LIMITED
41, SHORTLAND STREET, AUCKLAND, NEW ZEALAND.
TEL: (09) 377 4790 FAX: (09) 307 3317

Introduction

Toll Group (NZ) Limited ("Toll"), a subsidiary of Toll Holdings Limited, has advised that it will be filing a variation to its takeover offer dated 26 July 2003 for all the securities of Tranz Rail Holdings Limited ("TRANZ RAIL") other than those it already holds. There are three classes of securities: ordinary shares, redeemable restricted shares and share options. Further details are provided below.

The directors of Toll have requested Ernst & Young Corporate Finance Limited ("EYCF") to prepare an independent advisor's report in accordance with Rule 22 of the Takeovers Code. Our appointment has been approved by the Takeovers Panel. This report is required under Rule 22 of the Takeovers Code, which requires an independent advisor's report if any of Rules 8 (3), 8 (4) and 9 (5) apply to an offer and if the offer is to be varied under Rule 27. Rule 9 (5) does not apply as it relates to partial takeovers. Rule 8 (3) does not apply as it relates to full takeovers where multiple classes of voting securities exist. The offer is now being varied under Rule 27 (a) in as much as Toll is increasing the consideration being offered for all the shares the subject of the bid in TRANZ RAIL it does not already own.

The report is not a report on the merits of the offer. The report has been commissioned by the offeror. The report is solely a report to compare the terms and conditions offered for non-voting securities in comparison with the consideration and terms offered for voting securities.

A separate independent report on the merits of the offer, commissioned by the directors of the target company, has already been distributed along with a statement by the target company.

The report proceeds as follows. The first part describes our responsibilities under the Takeovers Code, and identifies the classes of securities that will be the subject of this opinion.

We then describe the methodology that is to be used, and apply the methodology to the classes of securities. The offers for all classes of securities are cash offers, and the principal requirement that must be addressed in this report is the "fairness and reasonableness" of the offer prices across the classes, taking into account the rights associated with each class of securities. The offer prices are "fair and reasonable" if the issue price is approximately the same as, or greater than, our assessed values[1]. These values are determined by taking into account the rights associated with each class of securities. For this purpose we take the revised offer price for the ordinary shares (at $1.10) as given, and the relevant valuation for each type of security, and each tranche

[1] While the expression "fair and reasonable" is frequently used in statutory and contractual settings it is usually left undefined. We assess "fair and reasonable" as a single expression, and we have arrived at our assessed values after taking into account all the surrounding features of the subject securities that are relevant in the circumstances.

within each security type, is determined based on this offer price for the ordinary shares. Our opinion follows.

This report should be read in conjunction with the statements and declaration made in the Appendix regarding restrictions on the use of this report, and disclaimers and limitations of liability.

Classes of Securities

Toll is making a full takeover bid, with the offer price for the ordinary shares being $1.10 per share. Full details of the offer prices for the other securities are given in Table 3 of this report, where the offer prices are compared with our values. Under Rule 30 of the Takeovers Code an offeror must obtain a report from an independent advisor if any of rules 8 (3), 8 (4), and 9 (5) apply to an offer and the offer is to be varied under Rule 27. Rule 9 (5) does not apply in this case as the rule relates to partial bids. Rule 8 (3) applies if there is more than one class of voting securities included in the full offer, and stipulates that the terms offered for each class of voting securities must be fair and reasonable as between the classes of voting securities. Rule 8 (3) does not apply in this case as there is only one class of voting securities outstanding. Rule 8 (4) applies if there are non-voting securities included in the full offer, and stipulates that the terms offered must be fair and reasonable in comparison with the consideration and terms offered for the voting securities and as between classes of non-voting securities. That rule applies to this report. Rule 27 (a) applies if the offeror varies the offer by increasing an existing component or components of the consideration. That rule also applies to this report. Rules 27 (b) and 27 (c) apply only when a cash component is added or when a cash alternative is now offered respectively. These rules do not apply.

TRANZ RAIL has three classes of securities outstanding. They are:

- Ordinary Shares;
- Redeemable Restricted Shares; and
- Share Options.

TRANZ RAIL had an American Depositary Receipt programme, the termination of which was announced in August 2002. Each American Depositary Security (ADS) represented three ordinary shares in the company. We do not treat ADSs as a separate class of security, and understand that an offer for ADSs will be made at $3.30 per ADS, which corresponds to $1.10 per ordinary share.

The redeemable restricted shares and the share options do not have voting rights. Hence rule 8 (4) applies.

Description and Valuation of the Securities

The procedure that EYCF has followed in reaching its opinion is now described. As indicated in the Introduction, as an opinion is required about the fairness and reasonableness of the offer prices across classes of securities, we take the offer price for the ordinary shares as given. Hence the value of the other classes of securities is assessed relative to the revised $1.10 bid price for the ordinary shares.

Redeemable Restricted Shares

These shares are issued under the terms of the 1996 Equity Incentive Plan. They are issued to grantees, who are employees of TRANZ RAIL, at a price which is payable by instalments from the proceeds of dividends attributable to the shares, or at the election of the grantee after a specified term or event. In some cases the price at which these shares have been issued is the "NZX Market Price" and in others it is a fixed price. The NZX Market Price means the weighted average price at which ordinary shares of the company were sold on the New Zealand Stock Exchange ("NZX") on the issue date and the two preceding days. The payment schedule for these shares is typically, at the election of the grantee, one third of the issue price after issue date, a further third after a period of one year, and the final third after another year. These shares are restricted in the sense that the grantee must remain a full time employee of the company or any of its subsidiaries, the grantee is prohibited from transferring the redeemable restricted shares, and the shares carry no voting rights. The restricted period expires when the issue price for the shares has been fully paid by the grantee in accordance with the terms of the issue.

The redemption date is ten years from issue. If the restricted period has not expired by that date (or within one year after the grantee ceases to be a full-time employee of the company or any of its subsidiaries, if sooner), the redeemable restricted shares will be redeemed by the company. The amount payable by the company to each grantee "shall be an aggregate amount of $10 which will be allocated on a pro-rata basis to the redeemable restricted shares being redeemed".

In December 2000, TRANZ RAIL issued 8,432,000 unpaid redeemable restricted shares at a weighted average price of $5.12. In June 2002 a further 1,200,000 unpaid shares were issued.

The number of shares outstanding at June 30, 2003 (the most recent date for which we have information), and the issue price and maturity date, are shown in Table 1 below.

Table 1: Summary Information Relating to Redeemable Restricted Shares (30 June 2003)

Number	Issue Date	Issue Price	Maturity	Paid Up
1,016,772	6-Dec-2000	$3.40	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$3.40	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$5.50	6-Dec-2010	$0.05
1,300,000	6-Dec-2000	$7.50	6-Dec-2010	$0.05
600,000	6-Dec-2000	$5.50	6-Dec-2010	$0.05
600,000	6-Dec-2000	$7.50	6-Dec-2010	$0.05
50,000	6-Dec-2000	$3.72	6-Dec-2010	$0.05
50,000	6-Dec-2000	$6.00	6-Dec-2010	$0.05
180,000	6-Dec-2000	$3.21	6-Dec-2010	$0.05
373,386	28-Jun-2002	$3.13	28-Jun-2012	$0.00
400,000	28-Jun-2002	$3.13	28-Jun-2012	$0.00
400,000	28-Jun-2002	$5.50	28-Jun-2012	$0.00

We have valued these shares based on their option characteristics. As the redemption payments are at the grantee's discretion, the redeemable restricted shares give their holder the right (but not the obligation) to make redemption payments after specified dates. The issue prices (net of the dividend, if applicable) varies from $3.13 to $7.45. These securities are currently well "out of the money" based on an ordinary share offer price of $1.10, or recently traded prices for TRANZ RAIL's shares. Option values in this context depend upon five primary factors. They are (a) the share price, (b) the exercise price, (c) interest rates, (d) the amount of time before the option expires, and (e) the volatility of the rate of return on the underlying asset (shares in TRANZ RAIL in this case). Because these shares can be paid for in full before the redemption date, they are effectively "American" options.

The valuation of these redeemable restricted shares will also be affected by the fact that they cannot be traded. This factor will, all else equal, decrease the value of these securities relative to a valuation that is established using conventional option valuation methods, where the methods assume that the options can be freely traded in securities markets. We have also allowed for executive departure with the rate of departure depending upon the share price.

EYCF has valued the redeemable restricted shares primarily using binomial option pricing methods, including adjustments for lack of negotiability, and probability of departure. We have also valued the redeemable restricted shares using the well-known Black-Scholes European option pricing formula on a non-dividend paying security. For these valuations, a ten-year government stock yield has been used as an estimate of the risk free rate, the underlying share price is $1.10, the time to expiry is the difference between the maturity date (shown in Table 1) and the date of this report, exercise prices are the issue price less dividends (also shown in Table 1), and volatility is estimated at both 35% and 40% per annum. The volatility estimates are based primarily on past observations of TRANZ RAIL's share price volatility. As well, an allowance has been made for the lack of negotiability of the shares. Estimates of 25% and 35% have been used. Higher volatility estimates increase the value of the shares, and higher allowances for lack of negotiability decrease values.

Values (that is, high and low values for each tranche) are reported in Table 3. For example, our value range for the lowest value securities (those with a $7.45 issue price, net of the dividend received) is $0.06 (high) to $0.03(low), and our range of prices for the highest value securities in this class (those with a $3.13 issue price) is $0.23 (high) to $0.16 (low). Full details of our valuations (high and low) and the offer prices are set out in Table 3.

Share Options

The share options are also issued under the terms of the 1996 Equity Incentive Plan. No cash is payable by an eligible employee on the grant of the options. Each option entitles its holder to one ordinary share. Options become exercisable on a "rolling" basis, for example one fifth after one year, a further fifth after a second year, and so on. The life of the options can be up to ten years (or within one year of the grantee ceasing to be an employee, if sooner). The actual expiry dates of the tranches of options outstanding are shown in Table 2 below. The options are non-voting, are not transferable, and do not carry any rights as to distributions. However if the company "...changes its capital structure which affects the rights represented by the Options or affects the ordinary shares generally, prior to the expiry or exercise of any Option, the number of shares which are the subject of the Options and the Exercise Price shall be adjusted by the Board in such manner as may be necessary and appropriate to take account of the subdivision, consolidation or change, as the case requires".

Table 2 below provides summary information with regard to options outstanding as provided by TRANZ RAIL at 8 July 2003. The exercise prices shown in Table 2 have been adjusted for the effect of the rights issue, using the procedures described in the NZSE Listing Rules (Rule 8.1.7).

Table 2 – Summary Details of Options Outstanding (8 July 2003)

Number	Exercise Price	Expiry Date
70,000	$5.97	7-May-2006
70,000	$6.90	7-May-2006
70,000	$7.95	7-May-2006
70,000	$9.19	7-May-2006
70,000	$10.61	7-May-2006
100,000	$7.96	20-Feb-2007
633,055	$5.78	19-Feb-2008
620,875	$3.50	23-Dec-2009
5,000	$3.17	2-Mar-2010
790,000	$2.45	8-May-2010
400,000	$7.28	28-Jun-2012

The same valuation principles that were applied to the valuation of the redeemable restricted shares are also applied to the executive options. All options are well "out-of-the-money".

The first six tranches of options shown in Table 2 are essentially worthless. Details of the offer and values (high, and low) of individual tranches of the options are provided in Table 3 below.

Summary

Table 3 summarises details of the outstanding securities of TRANZ RAIL along with the offer prices and our valuations of individual securities. All offer prices are within our high-to-low ranges. The offer prices across all tranches of redeemable restricted shares and options are based on the consistent use of single parameter values by the offeror, which are reasonable.

Table 3: Details of offer and valuations of individual securities.

Security Description	Number	Issue Price/ Exercise Price	Expiry Date/ Maturity Date	Offer Price	Valuation (High)	Valuation (Low)
Ordinary Shares	210,239,137	-	-	$1.10	N.A.	N.A.
Redeemable Restricted Shares	1,016,772	$3.40	6-Dec-2010	$0.13	$0.17	$0.11
	1,300,000	$3.40	6-Dec-2010	$0.13	$0.17	$0.11
	1,300,000	$5.50	6-Dec-2010	$0.06	$0.10	$0.05
	1,300,000	$7.50	6-Dec-2010	$0.04	$0.06	$0.03
	600,000	$5.50	6-Dec-2010	$0.06	$0.10	$0.05
	600,000	$7.50	6-Dec-2010	$0.04	$0.06	$0.03
	50,000	$3.72	6-Dec-2010	$0.12	$0.16	$0.10
	50,000	$6.00	6-Dec-2010	$0.05	$0.08	$0.05
	180,000	$3.21	6-Dec-2010	$0.14	$0.18	$0.12
	373,386	$3.13	28-Jun-2012	$0.19	$0.23	$0.16
	400,000	$3.13	28-Jun-2012	$0.19	$0.23	$0.16
	400,000	$5.50	28-Jun-2012	$0.10	$0.14	$0.08
Share Options	70,000	$5.97	7-May-2006	$0.001	$0.003	$0.001
	70,000	$6.90	7-May-2006	$0.001	$0.001	$0.000
	70,000	$7.95	7-May-2006	$0.001	$0.001	$0.000
	70,000	$9.19	7-May-2006	$0.001	$0.000	$0.000
	70,000	$10.61	7-May-2006	$0.001	$0.000	$0.000
	100,000	$7.96	20-Feb-2007	$0.001	$0.003	$0.001
	633,055	$5.78	19-Feb-2008	$0.01	$0.02	$0.01
	620,875	$3.50	23-Dec-2009	$0.10	$0.13	$0.08
	5,000	$3.17	2-Mar-2010	$0.12	$0.15	$0.10
	790,000	$2.45	8-May-2010	$0.18	$0.21	$0.15
	400,000	$7.28	28-Jun-2012	$0.07	$0.10	$0.05

Opinion

Based on the analysis that has been described above, it is our opinion that the consideration and terms offered for the redeemable restricted shares and the share options (that is, the non-voting securities) are fair and reasonable in comparison with the consideration and terms offered for the voting securities (that is the ordinary shares), and as between classes of non-voting securities. This opinion is required by Rule 8 (4).

In terms of Rule 22 (2) we therefore certify that, in our opinion, the offer complies with Rule 8 (4).

Sources of Information

The statements and opinions in this report are based on the following main sources of information:

TRANZ RAIL's Annual Report for the year ended 30 June 2002.
TRANZ RAIL's Half Yearly Report for the period ended 31 December 2002.
TRANZ RAIL's Preliminary Full Year Result for the period ended 30 June 2003

TRANZ RAIL's Prospectus in Relation to the Offer of Options and Restricted Shares Under the 1996 Incentive Plan (dated 3 February 1998).
Various directors' certificates relating to the issue of redeemable restricted shares.
Information from Bloomberg with regard to estimates used in option pricing.
Takeover Offer dated 26 July 2003.

Qualifications and Experience

Ernst & Young Corporate Finance Limited is the corporate finance practice of the accounting firm Ernst & Young. It provides corporate advisory services, including valuations, as well as merger and acquisition and other transaction services.

The persons within Ernst & Young Corporate Finance Limited who are responsible for this report are Duncan S. Wylie LLB, and David M. Emanuel, PhD, MCom, CA.

Mr Wylie is a director of Ernst & Young Corporate Finance Limited and is partner in charge of corporate advisory services at Ernst & Young. Dr Emanuel is a Principal with Ernst & Young Corporate Finance Limited and a Professor at the University of Auckland. They provide financial advice on valuations, capital structure, governance and other aspects of financial advisory services in the private and public sectors.

Independence

EYCF's only involvement in the proposed transaction has been with the preparation of this appraisal report. The firm has not been involved in the formulation of the offer price for any of the classes of securities that are subject to the offer.

EYCF will receive a fee for the preparation of this report, which does not depend on the success of the bid. No other benefits will be received with regard to the preparation of this appraisal report. EYCF has no conflict of interest that could affect our ability to provide an unbiased report.

Date of this Opinion

This opinion is dated 5 September 2003.

Yours Faithfully
ERNST & YOUNG CORPORATE FINANCE LIMITED

Duncan S. Wylie Director	David M. Emanuel Principal

Appendix: Disclaimers

This report has been prepared for Toll Holdings Limited ("Toll") and Toll Group (N Z) Limited (as offeror) under the provisions of the New Zealand Takeovers Code. The applicable Rule under the code is Rule 30, which in turn makes reference to Rule 8 (4).

This report is as at 5 September 2003.

The terms on which EYCF provide this report and opinion were agreed between us on 3 June 2003.

This appendix forms part of and should be read with the report from Ernst & Young Corporate Finance Limited ("EYCF") dated 5 September 2003, prepared for Toll in respect of the matters detailed in the first paragraph of this Appendix. The following sets out a summary of the key terms agreed between us, as well as other assumptions, qualifications and reservations under which our opinion and report is issued.

Confidentiality and Disclaimer of Liability

Our report is prepared solely for the specific purpose to which it refers. Except for those liabilities that by law cannot be excluded, or where it is finally determined that our opinion was expressed recklessly or in bad faith, we accept no responsibility whatsoever for reliance on this report other than for the purpose for which it is intended. Further, no responsibility whatsoever is accepted to persons other than the parties for whose benefit it has been prepared, for any errors or omissions whether of fact or opinion.

Limitation of Liability

EYCF's total civil liability (including interest and costs) concerning the subject matter in this opinion shall be limited to the amount agreed on 3 June 2003.

Indemnification

Toll has also agreed to indemnify EYCF in respect of any liability arising from any third party claim. In any event, EYCF accepts no responsibility whatsoever to any third parties who claim to have relied on opinions and other matters expressed in this report.

Report Date and Purpose

The report is valid only on the date indicated and for the purpose stated, and is not to be applied by implication to any other matters.

Reliance on Information

The opinions recorded in this report are expressed as at the date of this report, and reflect our assessment of the material factors based on the prevailing business and economic conditions existing at the date of the opinion.

Our duties, while involving an assessment of information provided and commenting as necessary, do not extend to verifying the accuracy of the information, and we have assumed its authenticity and completeness. That is, we have relied on the information that is included in the documents listed in the report. We have not audited the information provided, nor have we been required to do so.

The report assumes the client has no information or knowledge of any facts or material information not specifically noted in our report that would reasonably be expected to affect the conclusions of the report.

Review of opinion

EYCF reserves the right, but is under no obligation, to review all calculations included or referred to in this opinion and, if we consider it necessary, to revise our opinion in light of any information, inaccuracies, or alterations to the information relevant to this opinion, which was in existence on the report date and becomes known to us after the date of this opinion.

Exhibit 1



Level 8/380 St Kilda Road
Melbourne VIC 3004
Australia
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

Exhibit 1

5 September 2003

New Zealand Stock Exchange
Wellington

Lodged By Email
Total No. of Pages: 3

Dear Sir

MEDIA RELEASE - TRANZRAIL

Please find attached for immediate release to the market, a Media Release with regard to the above mentioned subject.

Yours faithfully
TOLL HOLDINGS LIMITED

Bernard McInerney
Company Secretary

Encl.


GROUP

News release

TOLL HOLDINGS GETS TRANZ RAIL DIRECTORS SUPPORT AND INCREASES BID PRICE

5 September 2003

Toll Holdings today announced it will increase its bid price for Tranz Rail to $1.10 per share securing support from the company's Board of Directors and major shareholders.

The decision to raise the offer price comes following Toll's further due diligence of Tranz Rail, including their audited annual results which were released last week.

Managing Director Paul Little says further analysis has given Toll the confidence to increase its price, while still making it a financially viable transaction for the company and Tranz Rail shareholders.

"We are pleased that both the Tranz Rail board and major shareholders are supporting our new offer and believe we have overcome the final obstacle to a full takeover of the company."

Major shareholders, who collectively own more than 25% of Tranz Rail, have indicated their intention to sell their shares to Toll at the new price. They are Infratil Limited, Tower Asset Management, AMP Henderson, Brook Asset Management, and Alliance Capital Management.

Toll have also confirmed that the new offer will be open to shareholders until 10 October 2003 and is conditional on gaining 90% acceptance.


GROUP

Little said once the takeover bid is successful, Toll would be seeking a dual listing on the New Zealand Stock Exchange.

"We are responding to many New Zealand investors who have indicated they would like to share in the upside of Toll's ownership and management of Tranz Rail and a dual listing on the NZSE will make it easier for them to do that".

"We believe that with the support of the Government, Tranz Rail and the company's major shareholders we can now set about closing this deal and start to improve the rail services offered in New Zealand," said Little.

- ends -